India Globalization Capital, Inc.
4336 Montgomery Avenue
Bethesda, Maryland 20814
Phone: 301-983-0998
Fax: 240-465-0273

March 29, 2017

VIA EDGAR

Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
Attn:  Mr. Russel Mancuso
Branch Chief
Office of Electronics and Machinery

Re:	India Globalization Capital, Inc.
Preliminary Proxy Statement on Schedule 14A Filed March 8, 2017 File No. 001-32830

Dear Mr. Mancuso:

This is our response to the SEC Staff's comments in its letter of March 29, 2017 to India Globalization Capital, Inc. ("IGC") regarding the above-referenced filing.  For your convenience, we have included each of the Staff's comments in italics before each of IGC's responses.  References in this letter to "we," "our" or "us" mean IGC or our advisors, as the context may dictate. We thank you in advance for your consideration.

Proposal 3, page 7

1. Please provide us your analysis of how, consistent with Section 5 of the Securities Act, the shares you intend to issue to Bricoleur will be "freely tradable" if the issuance will be "unregistered." Cite in your response all authority on which you rely. Also, tell us when you filed with the Commission the agreement that includes the terms that permit the conversion of principal into your shares.

IGC Reply:

•
We have amended the disclosure in the proxy as shown below. If approved by the shareholders, the shares would be issued pursuant to an exchange of securities, exempt from registration provisions of the Securities Act, pursuant to section 3(a)9.

•
We do not have a written agreement that includes the terms that permit the conversion of principal into shares. We anticipate negotiating such an agreement if the shareholders vote in favor of the proposed exchange. When the agreement is finalized we will file the agreement on Form 8-K.

2. Please clarify what you mean by an "opportunistic basis." Ensure that your disclosure includes the conversion rate, how that rate may be "opportunistic," and any material dilutive impact of the issuances. Also, clarify the total number of shares you have issued to date as a result of the $2,000,000 promissory note, its successor agreements, and the related agreements.

IGC Reply:

We propose to amend Proposal 3 on the Proxy as follows:

The shareholders are being asked to vote on approving up to 2,000,000 additional shares to be delivered~~, periodically,~~ to Bricoleur towards the repayment of principal. The number of shares and timing of such delivery ~~, unregistered and freely tradable, on an opportunistic basis, the timing of which~~ would be ~~is~~ solely determined by Bricoleur on the basis of market price and market liquidity. The value of the shares when delivered would constitute payment towards the principal. The total number of shares issued to date as a result of the $2 million promissory note, its successor agreements, and all related agreements is 1,523,386.

Very truly yours,

ss:	India Globalization Capital, Inc.
John Cherin,
CFO, Treasurer, and Principal Accounting
and Financial Officer

cc:   Mr. Caleb French, SEC
Mr. Ram Mukunda, IGC CEO